Exhibit 99.1

Medigus: ScoutCam Announces Upgrade to OTCQB Venture Market

OMER, Israel, September 14, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced it was informed by ScoutCam Inc. (OTCQB: SCTC), Medigus’ subsidiary and a leading developer and manufacturer of customized visual solutions and supplementary technologies, that ScoutCam has been upgraded to the OTCQB Venture Market (OTCQB).

“We are excited about ScoutCam’s official upgrade to the OTCQB Venture Market,” said Yaron Silberman, Chief Executive Officer of ScoutCam. “This elevates ScoutCam’s profile within the investment community, and we would like to thank our shareholders for their ongoing support as we reach this milestone.”

ScoutCam is an Israeli-based company that develops and manufactures custom visual solutions for organizations across a variety of industries. Their products are highly resistant micro-cameras and supplementary technologies. The innovative company produces the smallest cameras in the world, with diameters as miniscule as 1mm. ScoutCam devices have been used across the medical, aerospace, industrial, research and defense industries. The team has also worked on collaborations with multiple, prominent government agencies.

The OTCQB Venture Market, operated by OTC Markets Group Inc., is a premier market for entrepreneurial and development stage U.S. and international companies that are committed to providing investors high-quality trading and improved market visibility to enhance trading liquidity. To be eligible, companies must be current in their financial reporting, pass a minimum bid price test and other initial listing requirements, and undergo an annual company verification and management certification process.

About ScoutCam

ScoutCam is a leading provider of customized visual solutions for organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies. ScoutCam devices are used across the medical, aerospace, industrial, research and defense industries. For more information please visit: https://www.scoutcam.com/.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in or derived from this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com